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Exhibit 99.2

Financial Statement Schedule

Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts(1)	Deductions	Balance at end of period
			(In millions)
Allowances on Accounts Receivable
Year ended December 31, 2016	$11.5	11.3	1.0	(14.7)	9.1
Year ended December 31, 2015	8.0	20.8	(0.1)	(17.2)	11.5
Year ended December 31, 2014	9.0	5.1	2.0	(8.1)	8.0
Valuation allowance for deferred tax assets
Year ended December 31, 2016	$11.8	3.5	(0.1)	—	15.2
Year ended December 31, 2015	11.9	2.5	(1.5)	(1.1)	11.8
Year ended December 31, 2014	7.1	4.7	(0.1)	0.2	11.9

(1)
Includes purchase accounting adjustment to record accounts at fair value.

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  Exhibit 99.2
Financial Statement Schedule